

DIVISION OF
CORPORATION FINANCE

August 16, 2010

Mr. Daniel D. O'Neill
Principal Executive Officer
Direxion Shares ETF Trust II
33 Whitehall Street, 10th Floor
New York, NY 10004

> **Re:** **Direxion Shares ETF Trust II**
> **Registration Statement on Form S-1**
> **Filed July 20, 2010**
> **File No. 333-168227**

Dear Mr. O'Neill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to Item 11 of Form S-1. We note that you currently omit some of the required disclosure. For example, please provide the information required by the following items or explain to us why such disclosure is in applicable:

    - Item 102 of Regulation S-K;

    - Item 303 of Regulation S-K;

    - Item 305 of Regulation S-K;

    - Item 403 of Regulation S-K; and

    - Item 404 of Regulation S-K.

2.   Please revise the prospectus to provide a complete description of the securities that you
        are registering. Refer to Item 202 of Regulation S-K.

3.   Please tell us if you have filed this registration statement with the National Futures
        Association for their review.

4.   We refer to your statement on the cover page of the prospectus that none of the Funds is
        an investment company or subject to regulation under the Investment Company Act of
        1940. We note, however, that in addition to investing in futures contracts, each Fund
        may invest in swaps, forward contracts and options. Please provide us with a detailed
        analysis of how each Fund's investments would be consistent with your status under the
        Investment Company Act. Discuss, if applicable, any exemption you intend to rely on
        and how your investment strategy will support that exemption. Please note that we will
        refer your response to the Division of Investment Management for further review.

5.   Please include the dealer prospectus delivery obligation language required by Item 502(b)
        of Regulation S-K.

Prospectus Cover Page

6.   Please limit the cover page to one page and to the disclosure required by Item 501(b) of
        Regulation S-K. For example, consider relocating some of the more detailed information
        about the Funds' investment goals to applicable sections within the prospectus.

7.   We note the maximum offering price of $40 per share set forth on the registration
        statement cover page. Please revise the prospectus cover page to disclose the price per
        share at which initial creation units will be purchased. Refer to Item 501(b)(3) of
        Regulation S-K.

8.   Please disclose the date that the offering will end and whether the offering is a best
        efforts offering with any minimum purchase requirements. See Item 501(b)(8)(iii) of
        Regulation S-K.

9.   We note your disclosure that the shares of each fund are listed on the New York Stock
        Exchange Archipelago. Please advise us whether such shares are listed.   If such shares
        are not listed, please revise the prospectus accordingly.

10.   We refer to your disclosure on page 15 that your Sponsor has not previously operated a commodity pool. Please include a similar statement on the prospectus cover page.

11.   We refer to the fourth bullet point of risks that begins, "Investors pay fees in connection with this investment in Shares …." Please include a statement that fees are paid regardless of fund performance.

12.   Please include a statement that it is not your intent to outperform the benchmarks but that your Funds will track their respective benchmarks whether they increase or decrease.

Summary, page 1

13.   We refer to the bold, all-caps statement, "The above disclosure is limited to investment pools and accounts that trade in commodity futures." Since this statement appears at the beginning of the Summary section, it is unclear to what disclosure you are referring. Please advise or revise your statement.

Risks Related to the Funds' Operations and Management, page 3

14.   The bullet point list of risks set forth in this section seems extensive for a prospectus summary. The summary should not include all risk factors presented in the prospectus, but should instead include a summary of those risks deemed most material for investors. Please revise.

Investment Objectives, page 6

15.   We note that the disclosure in this section repeats much of the information that is found elsewhere in your prospectus. The summary section should be a brief overview of the key aspects of the offering. Please revise to remove much of the detailed duplicative information from your summary. Refer to Item 503(a) of Regulation S-K.

Fees and Expenses, page 12

16.   We refer to the Routine Operational, Administrative and Other Ordinary Expenses disclosure and note that you expect to incur ongoing SEC registration fees, as repeated on page 49. Please tell us to what fees you are referring. If you intend to register additional securities in a future offering, please tell us why you are not registering these securities at this time.

Risk Factors, page 15

17.   We note your disclosure in the introductory paragraph that investors should consider carefully the risks with all of the other information in the prospectus including "information found in documents incorporated by reference in this prospectus .…" It does not appear that any other documents are incorporated by reference and that the registrant is not eligible to incorporate by reference. Please advise or revise.

18.   We note that several of your risk factors are dense, difficult to read, and appear to discuss multiple risks. For example, we note the following risk factors:

    • "While close tracking of any Fund to its benchmark …," page 15;

    • "Over a period of time in excess of one day …," page 15; and

    • "The value of the Shares of each Fund relates directly to the value of …," page 19.

        Please consider separating the risks for each type of fund rather than combining the disclosure in one risk factor.   Please revise accordingly.

There is risk that the objectives of the Funds will not be met, page 15

19.   The risk factor appears to discuss multiple risks. For example, the last two sentences of this risk factor seem to present a risk separate from that discussed in the subheading and the first two sentences of the risk factor. Please revise. Refer to Item 503(c) of Regulation S-K.

20.   We note your statement that your Sponsor has not previously operated a commodity pool. Please clarify if your principals have experience operating commodity pools.

Each Fund seeks to track its respective benchmark …," page 24

21.   We note your disclosure and graphs in this risk factor regarding volatility. Please note that risk factors generally should be short and concise. It appears that much of the information in this risk factor could be described elsewhere in the prospectus. Please revise or advise.

A court could potentially conclude that the assets and liabilities of one Fund…, page 33

22.   The risk to investors is unclear from the current disclosure. Please revise.

Investment Objectives and Principal Investment Strategies, page 36

Investment objective of the Dynamic VEQTOR Fund, page 36

23.   We not your disclosure that the Dynamic VEQTOR Fund invests in a variety of
        "commodity-linked assets." Please describe the types of "commodity-linked assets" that
        the fund will invest in.

Principal Investment Strategies, page 37

24.   We note your disclosure on page 37 that "[e]ach fund invests principally in any one of or
        combination of the Financial Instruments described below." Please provide a more
        detailed description of how each Fund will invest their offering proceeds in a manner that
        will allow them to track the daily performance of the corresponding benchmark. Please
        describe each Fund's anticipated holdings in each of the investments.

25.   Please revise the subsections to discuss how the disclosure relates to each Fund.

Swap Agreements, page 38

26.   Please describe the types of counterparties, e.g. affiliates of banks, broker-dealers or
        others, to the swap agreements that you intend to enter into.

27.   Please disclose how each fund will evaluate whether the counterparties meet the credit
        quality standards and monitoring policies. Also discuss whether the fund or the sponsor
        has any previous experience in evaluating the creditworthiness and monitoring policies of
        similar counterparties.

28.   Please describe in greater detail the principal terms of the swap agreements that each fund
        may enter into.

Forward Contracts, page 39

29.   We note your disclosure that in recent years, the terms of the forward contracts have become more standardized. Please discuss whether each Fund will enter into the standardized agreements and, if so, please describe these terms.

Non-U.S. Futures Exchanges, page 41

30.   Please discuss whether any of the Funds will trade on Non-U.S. exchanges and, if so, discuss which Funds will trade on non-U.S. exchanges and identify such exchanges.

Recent Legislative Efforts, page 42

31.   Please update this section to reflect the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 21, 2010.

Description of the S&P 500 Dynamic VECTOR Benchmark, page 46

32.   Please file the license agreement between the Trust and The McGraw-Hill Companies or advise why such agreement is not required to be filed.

Use of Proceeds, page 47

33.   We note that "substantially all" of the offering proceeds will be used to enter into Financial Instruments and/or U.S. Treasury Securities. Please be more specific in how you intend to use the proceeds from the offering for each Fund. For example, discuss the approximate percentage of offering proceeds you expect to invest in U.S. Treasury Securities versus in Financial Instruments. Refer to Item 504 of Regulation S-K.

Operational Stage, page 49

Other Transaction Costs, page 49

34.   Please describe in more detail the costs related to the effects of trading spreads and financing costs associated with the use of Financial Instruments.

Creation and Redemption of Shares, page 50

Suspension of Rejection of Purchase Orders, page 51

35.   Please discuss what might constitute an "emergency" that would result in the suspension
        of redemptions.

Litigation, page 53

36.   Please disclose the relief sought by the plaintiffs in each of the suits discussed. Refer to
        Item 103 of Regulation S-K.

Description of the Shares; The Funds; Certain Material Terms of the Trust Agreement, page 54

The Sponsor, page 56

Executive Officers of the Trust and Principals and Significant Employees of the Sponsor, page
57

37.   Please revise this section so that it complies with the requirements of Item 401 of
        Regulation S-K. For example, we note that you have omitted the age of the persons
        named. In addition, it is unclear from Mr. Fusaro's biography what his business
        experience is for the past five years.

38.   Please include a biography for Mr. Rudnick or tell us why you believe you are not
        required to include this information.

Conflicts of Interest, page 64

39.   Please expand your discussion to provide examples of the conflicts of interest that may
        arise. For example, we note your disclosure on page 58 that the Sponsor and its
        principals may invest in the Funds.

Distribution Agreement, page 65

40.   In the Charges section on page 48, please disclose any fees related to the distribution
        agreement or explain to us why such disclosure is not necessary.

Plan of Distribution, page 78

Authorized Participant, page 78

41.   Please identify the Authorized Participant that will purchase the initial Creation Unit.

Likelihood of Becoming a Statutory Underwriter, page 78

42.   We refer to your disclosure here and elsewhere in the prospectus, including on page 50, that Authorized Participants and broker-dealers selling the Shares may be deemed statutory underwriters. Please revise your disclosure to state that such Authorized Participants and broker-dealers will be deemed to be statutory underwriters.

Item 14. Indemnification of Directors and Officers

43.   It appears that your disclosure comes directly from the Trust Agreement. Please avoid copying complex information directly from legal documents without any clear and concise explanation of this information. Please rewrite this disclosure so it is clear, concise, and understandable.

Item 16. Exhibits and Financial Statement Schedules

44.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

45.   Please clarify if the Futures Commission Merchant Agreement to be filed as Exhibit 10.7 is the Futures Account Agreement discussed on page 65. If not, please file the Futures Account Agreement and include disclosure in the prospectus of the material terms of the Futures Commission Merchant Agreement.

Signatures

46.   In your next amendment, please include the signature of your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Francine J. Rosenberger, K&L Gates LLP